SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. __)*

                                NETCURRENTS, INC.
                                -----------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)


                                    64110J101
                                    ---------
                                 (CUSIP Number)


                                  March 3, 2000
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ]                     Rule 13d-1(b)
                [X]                     Rule 13d-1(c)
                [ ]                     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                               Page 1 of 10 pages

                                  SCHEDULE 13G

CUSIP No. 64110J101                                           Page 2 of 10 Pages




1         Name of Reporting Person
          I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                         BROWN SIMPSON STRATEGIC GROWTH FUND, L.P.

2         Check the Appropriate Box If a Member of a Group*

                                               a.  [ ]
                                               b.  [X]

3         SEC Use Only

4         Citizenship or Place of Organization

                           NEW YORK

                                             5         Sole Voting Power
            Number of                                  0
              Shares
           Beneficially                      6         Shared Voting Power
             Owned By                                  1,003,100
               Each
            Reporting                        7         Sole Dispositive Power
              Person                                   0
               With
                                             8         Shared Dispositive Power
                                                       1,003,100


9         Aggregate Amount of Beneficially Owned by Each Reporting Person

                                      1,003,100

10        Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                       [X]

11        Percent of Class Represented By Amount in Row (9)

                             3.46 %

12        Type of Reporting Person*


                             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 64110J101                                           Page 3 of 10 Pages


1         Name of Reporting Person
          I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                         BROWN SIMPSON CAPITAL, LLC

2         Check the Appropriate Box If a Member of a Group*
                                               a.  [ ]
                                               b.  [X]

3         SEC Use Only

4         Citizenship or Place of Organization

                           NEW YORK

                                             5         Sole Voting Power
            Number of                                  0
              Shares
           Beneficially                      6         Shared Voting Power
             Owned By                                  1,003,100
               Each
            Reporting                        7         Sole Dispositive Power
              Person                                   0
               With
                                             8         Shared Dispositive Power
                                                       1,003,100


9         Aggregate Amount of Beneficially Owned by Each Reporting Person

                                      1,003,100

10        Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                       [X]

11        Percent of Class Represented By Amount in Row (9)

                             3.46 %

12        Type of Reporting Person*


                             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 64110J101                                           Page 4 of 10 Pages


1         Name of Reporting Person
          I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                         BROWN SIMPSON STRATEGIC GROWTH FUND, LTD.

2         Check the Appropriate Box If a Member of a Group*
                                               a.  [ ]
                                               b.  [X]

3         SEC Use Only

4         Citizenship or Place of Organization

                           CAYMAN ISLANDS

                                             5         Sole Voting Power
            Number of                                  0
              Shares
           Beneficially                      6         Shared Voting Power
             Owned By                                  1,862,900
               Each
            Reporting                        7         Sole Dispositive Power
              Person                                   0
               With
                                             8         Shared Dispositive Power
                                                       1,862,900


9         Aggregate Amount of Beneficially Owned by Each Reporting Person

                                               1,862,900

10        Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                                [X]

11        Percent of Class Represented By Amount in Row (9)

                             6.43 %

12        Type of Reporting Person*

                             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 64110J101                                           Page 5 of 10 Pages


1         Name of Reporting Person
          I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                         BROWN SIMPSON ASSET MANAGEMENT, LLC

2         Check the Appropriate Box If a Member of a Group*
                                               a.  [ ]
                                               b.  [X]

3         SEC Use Only

4         Citizenship or Place of Organization

                           NEW YORK

                                             5         Sole Voting Power
            Number of                                  0
              Shares
           Beneficially                      6         Shared Voting Power
             Owned By                                  1,862,900
               Each
            Reporting                        7         Sole Dispositive Power
              Person                                   0
               With
                                             8         Shared Dispositive Power
                                                       1,862,900


9         Aggregate Amount of Beneficially Owned by Each Reporting Person

                                      1,862,900

10        Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                       [X]

11        Percent of Class Represented By Amount in Row (9)

                             6.43 %

12        Type of Reporting Person*

                             OO; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 10 Pages


Item 1(a)      Name of Issuer:

               NetCurrents, Inc.

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               9720 Wilshire Boulevard, Suite 700, Los Angeles, California 90212

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i)  Brown Simpson Strategic Growth Fund, L.P. ("BSSGF L.P.");

               (ii) Brown Simpson Capital, LLC ("Brown Simpson Capital");

               (iii)Brown Simpson  Strategic  Growth Fund, Ltd.  ("BSSGF Ltd.");
                    and

               (iv) Brown Simpson Asset  Management,  LLC ("Brown  Simpson Asset
                    Management").

               The General Partner of BSSGF L.P. is Brown Simpson Capital. Brown Simpson Asset Management serves as the investment manager to BSSGF Ltd. pursuant to an investment management contract. Each of Matthew C. Brown, Mitchell D. Kaye, Evan M. Levine and James R. Simpson hold a 23.75% interest in each of Brown Simpson Capital and Brown Simpson Asset Management. Peter D. Greene holds a 5% interest in each of Brown Simpson Capital and Brown Simpson Asset Management.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of BSSGF L.P., Brown Simpson Capital and Brown Simpson Asset Management is Carnegie Hall Tower, 152 West 57th Street, 40th Floor, New York, NY 10019. The address of the principal business office of BSSGF Ltd. is Walkers Attorneys-at-Law, P.O. Box 265GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

Item 2(c)      Citizenship:

               (i)  BSSGF L.P. is a New York limited partnership;

               (ii) Brown  Simpson  Capital  is a  New  York  limited  liability company;

               (iii) BSSGF Ltd. is a Cayman Islands corporation; and

               (iv) Brown  Simpson  Asset  Management  is  a  New  York  limited liability company.

Item 2(d)      Title of Class of Securities:

                    Common Stock, $.001 par value (the "Shares")

                                                              Page 7 of 10 Pages

Item 2(e)      CUSIP Number:

                    64110J101

               If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Item 3.
                    This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of March 8, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

               (i) Each of BSSGF L.P. and Brown Simpson Capital may be deemed to be the beneficial owner of 1,003,100 Shares. This number consists of (1) 595,000 Shares held for the account of BSSGF L.P. and (2) 408,100 Shares to be issued upon the exercise of 408,100 warrants held for the account of BSSGF L.P.

               (ii) Each of BSSGF Ltd. and Brown Simpson Asset Management may be deemed to be the beneficial owner of 1,862,900 Shares. This number consists of
(1) 1,105,000 Shares held for the account of BSSGF Ltd. and (2) 757,900 Shares to be issued upon the exercise of 757,900 warrants held for the account of BSSGF Ltd.

Item 4(b)      Percent of Class:


               (i) The number of Shares of which each of BSSGF L.P. and Brown Simpson Capital may be deemed to be the beneficial owner constitutes approximately 3.46% of the total number of Shares outstanding (assuming the exercise of 408,100 warrants held for the account of BSSGF L.P.).

               (ii) The number of Shares of which each of BSSGF Ltd. and Brown Simpson Asset Management may be deemed to be the beneficial owner constitutes approximately 6.43% of the total number of Shares outstanding (assuming the exercise of 757,900 warrants held for the account of BSSGF Ltd.).

Item 4(c)      Number of shares as to which such person has:

     BSSGF L.P.
     ----------

     (i)  Sole power to vote or to direct the vote:                            0

     (ii) Shared power to vote or to direct the vote:                  1,003,100

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:     1,003,100

                                                              Page 8 of 10 Pages

     Brown Simpson Capital
     ---------------------

     (i)  Sole power to vote or to direct the vote:                            0

     (ii) Shared power to vote or to direct the vote:                  1,003,100

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared  power to dispose or to direct the  disposition  of:  1,003,100


     BSSGF Ltd.
     ----------

     (i)  Sole power to vote or to direct the vote:                            0

     (ii) Shared power to vote or to direct the vote:                  1,862,900

     (iii)Sole power to dispose or to direct the  disposition  of:             0

     (iv) Shared  power to dispose or to direct the  disposition  of:  1,862,900


     Brown Simpson Asset Management
     ------------------------------

     (i)  Sole power to vote or to direct the vote:                            0

     (ii) Shared power to vote or to direct the vote:                  1,862,900

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:     1,862,900


Item 5.        Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

                    (i) The partners of BSSGF L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by BSSGF L.P. in accordance with their partnership interests in BSSGF L.P.

                    (ii) The shareholders of BSSGF Ltd. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by BSSGF Ltd. in accordance with their ownership interests in BSSGF Ltd.

          BSSGF L.P. expressly disclaims beneficial ownership of any Shares, including the securities, held for the account of BSSGF Ltd. BSSGF Ltd.
expressly disclaims beneficial ownership of any Shares, including the securities, held for the account of BSSGF L.P.

                                                              Page 9 of 10 Pages


Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

                           This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 10 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  March 9, 2000               BROWN SIMPSON STRATEGIC GROWTH FUND, L.P.

                                   By:  Brown Simpson Capital, LLC
                                        Its General Partner

                                        By:  /S/ PETER D. GREENE
                                             ----------------------------------
                                             Peter D. Greene
                                             Its Member



Date:  March 9, 2000               BROWN SIMPSON CAPITAL, LLC

                                   By:  /S/ PETER D. GREENE
                                        ---------------------------------------
                                        Peter D. Greene
                                        Its Member



Date:  March 9, 2000               BROWN SIMPSON STRATEGIC GROWTH FUND, LTD.

                                   By:  Brown Simpson Asset Management, LLC

                                   By:  /S/ PETER D. GREENE
                                        ---------------------------------------
                                        Peter D. Greene
                                        Its Member



Date:  March 9, 2000               BROWN SIMPSON ASSET MANAGEMENT, LLC

                                   By:  /S/ PETER D. GREENE
                                        ---------------------------------------
                                        Peter D. Greene
                                        Its Member